Man-AHL 130, LLC
Registration No. 333-126172
Filed Pursuant to Rule 424(b)(3)

	as of 9/30/2007	as of 12/31/2007
AHL Diversified Program
Sector allocations	Currencies: 24.10%	Currencies: 24.3%
	Bonds: 19.79%	Bonds: 19.7%
	Energies: 19.0%	Energies: 19.1%
	Stocks: 15.1%	Stocks: 14.8%
	Interest rates: 8.5%	Interest rates: 8.5%
	Metals: 9.0%	Metals: 8.9%
	Agriculturals: 4.7%	Agriculturals: 4.7%

Total return	208.0%	222.6%
Annualized return	12.6%	12.8%
Annualized volatility	16.7%	16.6%
Largest peak-to-valley loss (worst drawdown)	-18.0%	-18.0%
Sharpe ratio	0.56	0.57
1 year performance	14.3%	12.7%
5 year performance	8.7%	10.9%
Since inception	12.6%	12.8%

S&P 500 Total Return Index (US stocks)
Total return	61.2%	55.8%
Annualized return	5.2%	4.7%
Annualized volatility	14.8%	14.7%
Largest peak-to-valley loss (worst drawdown)	-44.7%	-44.7%
Sharpe ratio	0.15	0.12
1 year performance	16.4%	5.5%
5 year performance	15.5%	12.8%
Since inception	5.2%	55.8%

Citigroup High Grade Corporate Bond Index (US bonds)
Total return	84.4%	88.0%
Annualized return	6.7%	6.7%
Annualized volatility	7.7%	7.6%
Largest peak-to-valley loss (worst drawdown)	-10.1%	-10.1%
Sharpe ratio	0.36	0.37
1 year performance	2.0%	2.6%
5 year performance	5.2%	5.1%
Since inception	6.7%	6.7%

Man-Glenwood Lexington, LLC (Man-Glenwood)
Portfolio allocations	Event driven: 24.8%	Event driven: 23.8%
	Commodity and macro: 23.0%	Commodity and macro: 23.6%
	Variable equity: 18.4%	Variable equity: 16.0%
	Equity hedge: 15.4%	Equity hedge: 19.2%
	Cash and equivalents: 5.4%	Cash and equivalents: 4.2%
	Relative value: 5.0%	Relative value: 5.4%
	Distressed and credit: 8.0%	Distressed and credit: 7.8%

Total return	277.8%	288.7%
Annualized return	9.4%	9.5%
Largest peak-to-valley loss (worst drawdown)	-8.9%	-8.9%
Annualized volatility	4.8%	4.8%
Sharpe ratio	1.03	1.03

Correlation
AHL Diversified Program/US bonds	0.17	0.17
AHL Diversified Program/US stocks	-0.30	-0.29
AHL Diversified Program/Man-Glenwood	0.25	0.26
Man-Glenwood/US bonds	-0.14	-0.14
Man-Glenwood/US stocks	0.22	0.23
US stocks/US bonds	-0.08	-0.08

Traditional Portfolio
Annualized return	5.8%	5.6%
Largest peak-to-valley loss (worst drawdown)	-21.9%	-21.9%
Annualized volatility	9.0%	8.9%
Sharpe ratio	0.24	0.21
$100,000 would have grown to	$171,591	$169.379

Enhanced Portfolio
Annualized return	6.7%	6.5%
Largest peak-to-valley loss (worst drawdown)	-15.3%	-15.3%
Annualized volatility	7.8%	7.8%
Sharpe ratio	0.37	0.34
$100,000 would have grown to	$185,330	$184,041

Man Investments
Assets under management	over $68 billion globally	over $71 billion globally

Man Group
Number of employees	approximately 1,500	approximately 1,600
Number of countries in operation	13	16
Market capitalization	$22.9 billion	$19.3 billion

AHL Diversified Program
Assets under management	$21.1 billion (as of June 30, 2007)	$20.9 billion (as of September 30, 2007)
1 year cumulative rolling returns analysis	14.3%	12.7%
3 year cumulative rolling returns analysis	41.7%	32.7%

Glenwood Capital Investments
Assets under management	$6.3 billion (as of June 30, 2007)	$6.5 billion (as of December 31, 2007)

Average quarterly returns during US stocks up quarters
AHL Diversified Program	0.8%	0.8%
US stocks	6.2%	6.2%
US bonds	0.8%	0.8%

Average quarterly returns during US stocks down quarters
AHL Diversified Program	8.2%	7.9%
US stocks	-7.2%	-6.9%
US bonds	3.3%	3.2%

Average return during all quarters
AHL Diversified Program	3.4%	3.4%
US stocks	1.6%	1.5%
US bonds	1.7%	1.7%

Average quarterly returns during US bonds up quarters
AHL Diversified Program	4.4%	4.4%
US stocks	0.4%	0.3%
US bonds	3.5%	3.4%

Average quarterly returns during US bonds down quarters
AHL Diversified Program	1.1%	1.1%
US stocks	4.2%	4.2%
US bonds	-2.2%	-2.2%

Average return during all quarters
AHL Diversified Program	3.4%	3.4%
US stocks	1.6%	1.5%
US bonds	1.7%	1.7%

Please see the Prospectus for important information regarding the foregoing.

Man-Glenwood Lexington, LLC
(Man-Glenwood)
Portfolio allocations descriptions

Equity Hedge. Equity hedge is characterized by investment managers investing in domestic and international equity markets with a strong commitment to running portfolios on a highly-hedged basis. Portfolios may be run with a purely balanced exposure or within tight bands of net exposure. Returns can be driven by fundamental or quantitative security selection, both within sectors or across sectors, but without a significant beta exposure in the portfolio.
Event-Driven. Investment managers within the event-driven strategy focus on corporate events such as bankruptcies, mergers, reorganizations, spin-offs, restructurings and changes in senior management that have the potential to significantly change the future prospects, and the future valuation, of a company.
Major strategies within the event-driven area are distressed securities, and mergers and reorganizations (risk arbitrage). Investing in distressed securities typically involves buying or selling short securities of companies that are in or facing bankruptcy, reorganization or other distressed situations. The mergers and reorganizations strategy involves purchasing and selling short shares of target and acquiring corporations, respectively, in anticipation of a merger transaction.
Distressed & Credit. Managers in this style will take directional positions in corporate debt securities. The strategies within this style are distressed debt and credit long/short. Both of these strategies will tend to invest in corporate debt securities based on fundamental credit analysis of the underlying companies.
In distressed debt, although managers tend to be long-biased over the cycle, they will take both long and short positions in the securities of companies who are in bankruptcy, have the near-term potential to enter bankruptcy, or have recently emerged from bankruptcy. The potential for excess returns in the strategy derives from structural impediments to many institutions holding distressed securities and from the difficulty of evaluating securities and claims that are subject to bankruptcy proceedings.
In credit long/short, managers will typically take directional long and short positions in corporate debt securities. Although they will tend to have some directional bias at any point in time, managers in this strategy will tend to be neutral about the overall direction of the credit markets over the course of the cycle. In addition, managers will also take some relative value positions between different credits and within the capital structure of the same credit. Excess returns in this strategy come from structural inefficiencies due to the dominance of these markets by ratings and regulator-driven investors as well as the ability to construct attractive risk-return positions by virtue of the option-like characteristics of long and short credit positions.
Relative Value. These managers attempt to exploit mispricings within different securities of either the same issuer or of issuers with similar fundamental characteristics. This strategy often involves exploiting the optionality that may be present in select securities, particularly convertible bonds. Typical strategies include convertible bond arbitrage, credit arbitrage and derivatives arbitrage.
Variable Equity. These investment managers invest in domestic and international equity markets. Some investment managers may shift gross and net exposures over time as market conditions change, while other investment managers may position their portfolios consistently net-long or net-short. Returns are driven by the individual stock selection skills, following either fundamental or quantitative selection criteria, along with the ability to identify shifts in market direction.
Commodity and Macro. Commodity and macro is a style that aims to generate alpha by directional or arbitrage related trading in a broader range of markets than equities and/or bonds. The underlying investment managers can be purely model-driven or fundamentally-driven or a combination of the two, and there is often a strong component of exploiting market momentum opportunities within this category.